# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACELYRIN, Inc., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common stock
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001963860-25-000010
Filed by CIK 0001963860
Persons authorized to receive notices and communications: Fredrik Ostlund, 60 Gresham Street, London, United Kingdom (X0), EC2V 7BB, 00442079597185

## Reporting persons
- Trium Capital LLP (CIK 0001963860)

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: ACELYRIN, Inc.
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On 28th April 2025, Trium Capital LLP delivered a letter (the "Letter") to the Special Committee of the Board of Directors of Acelyrin Inc. A copy of the Letter is attached hereto as Exhibit 1.

Trium Capital LLP intends to have conversations, meetings and other communications with the management of Acelyrin Inc, shareholders and other persons, in each case to discuss the Merger, Acelyrin Inc's business, operations, strategy, governance and related matters. These communications may include a discussion of options for enhancing shareholder value, including the matters discussed in the Letter.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: On 28th April 2025, Trium Capital LLP delivered a letter to the Special Committee of the Board of Directors of the Issuer. A copy of the Letter is attached hereto as Exhibit 1.

## Signatures
- Trium Capital LLP: Fredrik Ostlund, Chief Compliance Officer (04/29/2025)